Mail Stop 3561

August 2, 2007

Callaway Golf Company
Bradley J. Holiday-Chief Financial Officer
2180 Rutherford Road
Carlsbad, CA 92008

> **Re: Callaway Golf Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-10962**

Dear Mr. Holiday:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief